Bontan Corporation Inc.

47 Avenue Road, Suite 200

Toronto, ON, M5R 2G3 Canada

VIA FAX TO 202 772 9220 and VIA EDGAR

May 24, 2005

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549-0405

Re:

Bontan Corporation Inc.

Request for Acceleration of Registration Statement on Form F-3

SEC File No. 333-123533

Ladies and Gentlemen:

We hereby request acceleration of the effectiveness of our Registration Statement on Form F-3, as amended, SEC File No. 333-123533, to 3:30 p.m. Eastern Time on Wednesday, May 25, 2005, or as soon as practicable thereafter.

In connection with our recent responses to the Staff's April 22, 2005 comment letter and subsequent comments which we filed on May 16, 2005 and May 20, 2005, the Company, through the undersigned officer, hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BONTAN CORPORATION INC.

By: /s/ Kam Shah___________________

       Kam Shah

      Chief Executive Officer